Exhibit 12

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

						Six Months
	For the Year Ended December 31,					Ended June
	2004	2005	2006	2007	2008	30, 2009

Earnings (loss):
Net loss attributable to common stockholders	$(5,487)	$(5,959)	$(4,794)	$(17,931)	$(10,065)	$(3,511)
Add fixed charges:
Interest expense on indebtedness	20	—	445	122	106	89
Interest expense on leased equipment	—	3	10	7	3	—
Amortization of discount on indebtedness	—	1,400	107	873	553	306
Total adjusted loss	$(5,467)	$(4,556)	$(4,232)	$(16,929)	$(9,403)	$(3,116)

Fixed charges:
Interest expense on indebtedness	$20	$—	$445	$122	$106	$89
Interest expense on leased equipment	—	3	10	7	3	—
Amortization of discount on indebtedness	—	1,400	107	873	553	306
Dividends on convertible preferred stock	—	—	—	7,735	2,373	—
Total fixed charges	$20	$1,403	$562	$8,737	$3,035	$395

Coverage deficiency	$(5,487)	$(5,959)	$(4,794)	$(25,666)	$(12,438)	$(3,511)